SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

GCI LIBERTY, INC.

(Grizzly Merger Sub 1, LLC as successor by merger to GCI Liberty, Inc.)

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404
(CUSIP Numbers)

Gregory B. Maffei
c/o Grizzly Merger Sub 1, LLC
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

Series A common stock: 36164V 305 Series B common stock: 36164V 404

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	8.	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9.	Sole Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

	10.	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 0 Series B Common Stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 0% Series B Common Stock: 0%

14.	Type of Reporting Person (See Instructions) IN

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

(Grizzly Merger Sub 1, LLC as successor by merger to GCI Liberty, Inc.)

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei” or the “Reporting Person”), on March 16, 2018, as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on December 21, 2018, Amendment No. 2 to the Statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 3 to the Statement on Schedule 13D filed with the SEC on June 29, 2020, Amendment No. 4 to the Statement on Schedule 13D filed with the SEC on August 7, 2020 and Amendment No. 5 to the Statement on Schedule 13D filed with the SEC on November 30, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 6 to the Schedule 13D. This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On December 18, 2020, Liberty Broadband Corporation (“Liberty Broadband”) completed its previously announced combination (the “Combination”) with the Issuer, which was effected by (i) a merger of Grizzly Merger Sub 2, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Grizzly Merger Sub 1, LLC (“Merger LLC”), with and into the Issuer (the “Merger”) with the Issuer surviving as an indirect wholly owned subsidiary of Liberty Broadband and (ii) the merger of the Issuer (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.  In accordance with the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as August 6, 2020, by and among Liberty Broadband, Merger LLC, Merger Sub and the Issuer, (i) each share of Series A Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”) (the “Series A Consideration”) and (ii) each share of Series B Common Stock issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock and for shares of Series B Common Stock to which the holder thereof properly demands and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) was converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”) (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”), and (iii) each share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GCI Liberty (“Preferred Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive one share of newly-issued Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). Prior to the consummation of the Merger, without giving effect to the transactions described in Item 5(c) below, the Reporting Person beneficially owned approximately 1.2% of the outstanding shares of Series A Common Stock and approximately 26.9% of the outstanding shares of Series B Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable within 60 days after December 18, 2020. No fractional shares of LBRD Series C Common Stock or LBRD Series B Common Stock were issued in the Combination. Cash will be paid in lieu of fractional shares as described in the joint proxy statement/prospectus forming a part of Amendment No. 2 to Liberty Broadband’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 30, 2020.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       Mr. Maffei beneficially owns no shares of Series A Common Stock or Series B Common Stock.

(b)      Not applicable.

(c)      As previously disclosed in the Schedule 13D, Mr. Maffei agreed to and did convert each outstanding share of Series B Common Stock he beneficially owned immediately prior to the Effective Time into one share of Series A Common Stock. Except as provided in this Amendment, Mr. Maffei has not effected any other transactions with respect to the Common Stock since Amendment No. 5 to the Statement on Schedule 13D was filed with the SEC on November 30, 2020.

(d)      Not Applicable.

(e)      Mr. Maffei ceased to be the beneficial owner of more than five percent of the Series A Common Stock and Series B Common Stock on December 18, 2020.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On December 18, 2020, Liberty Broadband completed its previously announced Combination with the Issuer, which was effected by the Merger and the Upstream Merger.  As a result, all shares of Common Stock beneficially owned by the Reporting Person were converted into the right to receive the Merger Consideration subject to the terms and conditions of the Merger Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2020
/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM Amendment No. 6 to GCI Liberty, Inc. 13D]